UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

M/A-COM Technology Solutions Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35451	27-0306875
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Chelmsford Street Lowell, Massachusetts	01851
(Address of principal executive offices)	(Zip Code)

John Croteau

President and Chief Executive Officer

M/A-COM Technology Solutions Holdings, Inc.

(978) 656-2500

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1—Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

This Form SD is filed by M/A-COM Technology Solutions Holdings, Inc. (the “Company”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://www.macom.com/about/sustainability-quality--reliabil.

Item 1.02.	Exhibit.

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2—Exhibits

Item 2.01.	Exhibits.

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of M/A-COM Technology Solutions Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by duly authorized undersigned.

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

Dated: May 29, 2015	By:	/s/ John Croteau
John Croteau
President and Chief Executive Officer